================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                            ------------------------

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                (AMENDMENT NO. 1)

                            ------------------------

                                 SYNTELLECT INC.
                            (Name of Subject Company)

                            ------------------------

                                 SYNTELLECT INC.
                        (Name of Person Filing Statement)

                            ------------------------

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                  87161-L-10-5
                      (CUSIP Number of Class of Securities)

                            ------------------------

                               Timothy P. Vatuone
                   Vice President and Chief Financial Officer
                                 SYNTELLECT INC.
                                    Suite 100
                        16610 North Black Canyon Highway
                             Phoenix, Arizona 85053
                                 (602) 789-2800
           (Name, address, and telephone numbers of person authorized to receive notices and communications of a tender offer)


                                 With Copies to:
                             Robert K. Rogers, Esq.
                              Rogers & Theobald LLP
                                    Suite 850
                            2425 East Camelback Road
                             Phoenix, Arizona 85016
                                 (602) 852-5550

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

         Syntellect Inc., a Delaware corporation ("Syntellect") provides the following additional information as an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on November 13, 2002. The
Schedule 14D-9 relates to the tender offer by Arizona Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of Enghouse Systems Limited, an Ontario corporation ("Enghouse"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated November 13, 2002, to purchase all outstanding shares of Syntellect's $0.01 par value per share common stock (the "Shares"), at a purchase price of $0.72 per Share, net to the seller in cash, subject to applicable withholding taxes, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(1). Copies of the Schedule 14D-9, the Offer to Purchase and the Letter of Transmittal have been transmitted to Syntellect stockholders.

         Capitalized terms used herein without definition have the meanings given such terms in the Schedule 14D-9.

3.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The paragraph entitled "CHANGE OF CONTROL AGREEMENTS" is hereby amended to add the following information:

         Although the acquisition of Shares by Enghouse pursuant to the Offer will constitute a Change in Control for purposes of and as defined in the Change of Control Agreements, no payments are presently due under such agreements, and no payments will be due solely as a result of the consummation of the Offer or the Merger. Furthermore, following the Change of Control, no payments are required to be made unless and until the employee is terminated or experiences a Constructive Termination (defined to include material nonconsensual changes in the employee's status, title, position, duties, geographic location, compensation or responsibilities) within 12 months after the effective date of the Change of Control. No employee has been terminated or constructively terminated as a result of the Offer. Syntellect presently has no plans to terminate or constructively terminate any person who is a party to the Change of Control Agreements.

         If the officers who are parties to the Change of Control Agreements were terminated or constructively terminated, payments would be due as follows:
Anthony V. Carollo, Jr. $176,284, Steven W. Dodenhoff $190,714, Charles F. Sonneborn, III $61,479, Peter Trompetter $44,868, Timothy P. Vatuone $114,818. The aggregate amount due for all parties would be $588,163. Such officers would also be entitled to receive any other monies allocated or accrued through the date of termination or constructive termination.

         The paragraph entitled "STOCK OPTIONS" is hereby amended to add the following information:

         The following table sets forth information regarding the dollar value of the options to purchase 45,000 Shares that are held by Syntellect directors and executive officers and that have exercise prices less than the Offer Price. These options are currently unvested and unexerciseable; however, the Merger Agreement provides that all outstanding options to purchase Shares under Syntellect's stock option plans will be canceled in exchange for a cash payment (less applicable withholding tax) equal to the amount, if any, by which the Offer Price for such Shares exceeds the aggregate exercise price of such options.


                                   Number of              Exercise                           Net Value
                                   Securities             Price               Payout         After
                                   Underlying             Per                 at             Deduction of
                                   Exercisable            Share               Offer          Exercise
                                   Options                ($/Share)           Price          Price
                                   ----------------------------------------------------------------------
Michael Bruce                          5,000              $0.59               $ 3,600         $  650
Anthony V. Carollo, Jr.                    0                                        0              0
Steven Dodenhoff                           0                                        0              0
Roy Herberger                          5,000              $0.59               $ 3,600         $  650
Camille Jayne                         10,000              $0.70               $ 7,200         $  200
Michael Kaufman                        5,000              $0.59               $ 3,600         $  650
Kent Mueller                           5,000              $0.59               $ 3,600         $  650
Charles Sonneborn                     15,000              $0.31               $10,800         $6,150
Peter K. Trompetter                        0                                        0              0
Timothy P. Vatuone                         0                                        0              0

Directors and Executive
Officers as a group
(9 individuals)                       45,000                                  $32,400         $8,950



4.       THE SOLICITATION OR RECOMMENDATION

         The sixth through twelfth paragraphs of the section entitled "Background" are hereby amended to add the following supplemental information:

         Between May 20, 2002 and the end of July 2002, management interviewed and evaluated the skills of four investment banks. After several meetings and discussions with Alliant Partner's staff, including negotiation of the terms of the engagement, management retained Alliant Partners, a Silicon Valley Bancshares Company ("Alliant"), as Syntellect's advisor in evaluating strategic options. Alliant was advised that Syntellect sought its services in connection with a possible merger, sale of the company, or third party investment. The engagement was formalized by the execution of an engagement agreement in August, 2002. Representatives of Alliant met with the Board on several occasions.

         A representative from Alliant attended the August 6, 2002 Board meeting to present its qualifications, review preliminary thoughts on process and prospects, and discuss the Board's objectives with respect to a transaction. Shortly thereafter, Alliant identified prospects in five industry segments: traditional interactive voice response hardware and software, enterprise portal software, bundled communications offerings, outsourced contact centers, and call recording/quality control applications. In addition, Alliant identified private equity funds with an interest in late stage public companies and the voice application space. Alliant simultaneously prepared documentation and due diligence packages for use in marketing Syntellect to interested parties in those six sectors. Alliant began contacting prospective partners in mid August.

         Throughout the course of the project, Alliant pursued all possible transaction alternatives, including merger, asset sale, joint venture, and acquisition, and did not discourage any form of transaction that could improve Syntellect's future prospects. In total, Alliant presented Syntellect to 43 prospects. Of the total, telephonic and face-to-face meetings were held with 10 prospects, including Enghouse. No other prospect expressed an interest in pursuing further negotiations.

         Management, together with Alliant, held its first meeting with Stephen
J. Sadler, Chairman and CEO of Enghouse, on August 20, 2002, at which time Syntellect provided general industry and company information. Enghouse indicated its interest in pursuing further discussions regarding Syntellect in a letter to Alliant dated August 29, 2002. In that letter, Enghouse indicated a price of $0.72 per Share, subject to due diligence and other conditions.

         Following the initial meeting, throughout September and October, the parties held a number of discussions regarding a possible strategic transaction and conducted due diligence with respect to one another. During the course of these ongoing discussions, Alliant continued to present Syntellect to prospects and to revisit prospects that had been previously contacted in an effort to encourage them to submit other indications of interest in Syntellect. Neither Syntellect nor Alliant received any additional, firm indications of interest.

         In September, Syntellect requested that Enghouse increase the amount of its offer. Following further discussions, Syntellect and Enghouse discussed a price of $0.84 per Share, contingent on completion of due diligence and receipt of Syntellect's third quarter results. Syntellect announced its third quarter results on October 23, 2002, which included lower revenues than expected and a $0.07 per Share loss for the quarter ended September 30, 2002. After consideration of the third quarter operating results and evaluation of its Syntellect due diligence, Enghouse maintained its original offer of $0.72 per Share. No further offers or counter offers were made.

         The paragraphs numbered (1), (2) and (3) in the section entitled "Factors Considered in the Recommendation of the Board of Directors" are hereby amended to add the following information:

         (1) Syntellect's current and historical financial condition and the results of operations and, in particular, the continued decline of its revenues throughout 2001 and continuing in fiscal year 2002 and Syntellect's inability to continue to absorb future revenue shortfalls; Syntellect's prospects and strategic objectives as well as the risks involved in achieving those prospects and objectives especially in view of the "going concern" opinion issued by Syntellect's auditors, which the Board perceived to undermine customer and investor confidence in Syntellect's future and which hampered efforts to locate private capital or other strategic investors; the current and expected conditions in the industry in which Syntellect's businesses operate and the current regional, national and international economic climate (including the recent decline of stock prices on the global markets) and, in particular, the general decrease in capital spending for telecommunications products such as those offered by Syntellect, which generally was exacerbating already declining revenues;

         (2) The lack of potential strategic alternatives available to Syntellect as evidenced by its inability to locate private capital or potential merger or acquisition candidates, and the perceived difficult prospects for Syntellect on a stand-alone basis given its continued losses and the limited prospects for short term general improvement in the national economy. The Board also considered its belief that it was unlikely that any party would propose an alternative transaction that would be more favorable to Syntellect and its stockholders than the transactions contemplated by the Merger Agreement, but that delay in approving a transaction could cause harm to Syntellect and its stockholders, based in part on the failure to meet certain NASDAQ listing requirements and its delisting by NASDAQ as well as on its falling share price and dwindling market capitalization;

         (3) The financial and other terms of the Offer, the Merger Agreement and the related transaction agreements, including (a) the price to be paid in the Offer and the Merger, (b) that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Syntellect's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares, (c) that the obligations of Enghouse to consummate the transaction are not conditioned upon the results of a due diligence review or upon Enghouse or Purchaser obtaining financing, (d) the limited ability of Enghouse or Purchaser to terminate the Offer or the Merger Agreement, and (e) Syntellect's ability, under specified circumstances, to provide information to and negotiate with third parties and to terminate the Merger Agreement (subject to payment of specified amounts and the terms of the Stock Option Agreement). In this respect, the Offer Price was significantly higher than the market price of the Shares at the time the Offer was extended. On November 5, 2002, the Offer Price represented a significant premium over the average closing price of Syntellect's stock over the following periods prior to receipt of the Offer: 20 days ($0.21), three months ($0.29), and six months ($0.50). Further, the Board had not succeeded in obtaining a higher price based, in part, on Syntellect's poor financial performance during 2002, and the Board did not expect Syntellect's financial performance to improve to a level that would permit the extraction of a higher price.

8.       ADDITIONAL INFORMATION

         The final paragraph under Item 8 of the Schedule 14D-9 is hereby amended and restated as follows:

         All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Enghouse or their affiliates, and any actions or events relating to any of them, was provided to Syntellect by Purchaser or Enghouse.

9.       EXHIBITS

(a)(1) Schedule 14D-9 dated November 13, 2002, incorporated by reference to the
Schedule 14D-9 filed by Syntellect Inc. on November 13, 2002


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             SYNTELLECT INC.

                                             By: /s/ Timothy P. Vatuone
                                                 -------------------------------
                                             Name:  Timothy P. Vatuone
                                             Title: Chief Financial Officer and
                                                    Vice President

Dated: November 27, 2002